Filed pursuant to Rule 433
Registration Statement No. 333-167670

For additional information, contact:
T. Heath Fountain
Senior Vice President and
Chief Financial Officer
(229) 878-2055

HERITAGE FINANCIAL GROUP REPORTS THIRD QUARTER RESULTS

ALBANY, Ga. (November 10, 2010) – Heritage Financial Group (NASDAQ: HBOS), the holding company for HeritageBank of the South, today announced financial results for the third quarter and nine months ended September 30, 2010.  The Company reported a net loss of $443,000 or $0.04 per diluted share for the third quarter compared with a net loss of $467,000 or $0.05 per diluted share for the year-earlier quarter.  For the first nine months of 2010, the Company's net income increased to $484,000 or $0.05 per diluted share compared with $83,000 or $0.01 per diluted share in the year-earlier period.

As previously announced, results for the third quarter of 2010 included a one-time, noncash pre-tax charge of $1,000,000 to write-off an intangible asset related to the Company's expansion into Florida in 2006, which became impaired with the elimination of barriers to interstate branching as a result of the recent passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  Excluding this charge, net income for the third quarter of 2010 was $266,000 or $0.03 per diluted share, and net income for the first nine months of 2010 was $1,193,000 or $0.12 per diluted share (see reconciliation of net income and net income per diluted share to these non-GAAP amounts later in this release).

Other financial highlights of the quarter included significant growth in loans and deposits, primarily reflecting the acquisition of eight branch locations during the past year, but also including follow-on organic growth in newly entered markets, particularly Statesboro, and the Bank's de novo entry into the Valdosta, Georgia, market.

Commenting on the results, Leonard Dorminey, President and Chief Executive Officer of Heritage Financial Group, said, "We are pleased with our growth as we have successfully consolidated the branch acquisitions we made during the past year, seized the opportunity to enter Valdosta, and continued to build on those moves with organic loan and deposit growth.  Additionally, we note that our net interest margin remained relatively stable in the third quarter.  The economy continues to be somewhat uncertain and significant pressures remain on borrowers and real estate values.  However, we believe the expansion of our branch footprint in Georgia and Florida, along with our ability to successfully extend our customer relationships in these new markets, enhances our future prospects and provides a solid foundation for our expansion efforts."

Dorminey noted that in May the Bank completed the purchase of five Park Avenue Bank branches in Georgia.  Early in the third quarter, the Bank also opened a branch in Valdosta, after attracting a seasoned and locally experienced team of commercial and retail bankers in that market.  While the de novo branch in Valdosta added start-up expenses in the third quarter disproportionate to its revenues, it is seen as a strategically attractive addition to the Bank's presence in South Georgia.

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HBOS Reports Third Quarter 2010 Results

November 10, 2010

Speaking to asset quality, Dorminey commented, "Although we witnessed an uptick in nonperforming loans in the third quarter on a linked-quarter basis, we believe we will not exceed the top reached in the third quarter last year, as we continue to work through and aggressively write-off problem loans.  However, we recognize that the risk of deteriorating credit quality remains so long as unemployment remains high and until real estate values stabilize.  As a result, credit costs likely will continue at elevated levels for at least the near term."

Concluding, Dorminey added, "Although it was unfortunate that we were required to write-off our intangible asset because of recent legislative action in Congress, which clearly had an adverse effect on our third quarter results, we believe the fundamentals of our operations remain strong.  We have expanded our branch footprint considerably over the past year, entering several attractive new markets, and we have built on those new-market entries with follow-on organic growth in both loans and deposits.  We continue to absorb new start-up costs associated with this expansion; however, we expect to see growth in these markets, which should enhance our overall future prospects for revenue and earnings growth."

At the end of the third quarter of 2010, Heritage Financial Group's capital levels remained significantly above the levels required to be considered "well-capitalized" under regulatory standards – the highest capital rating category a financial institution can achieve.  The Company's total risk-based capital ratio at September 30, 2010, was 14.5%, significantly exceeding the required minimum of 10% to be considered a well-capitalized institution.  The ratio of tangible common equity to total tangible assets was 9.0% as of September 30, 2010 (see reconciliation of GAAP and non-GAAP capital measures later in this release).

As previously announced, Heritage Financial Group and its affiliates have adopted a plan to reorganize from a two-tier mutual holding company to a full stock holding company and will undertake a "second-step" offering of shares of the new holding company's common stock in subscription, community and syndicated offerings.  A proxy statement has been mailed to shareholders and depositors, who will vote to approve the plan of conversion on November 23, 2010.  The conversion and offering is expected to be completed in the fourth quarter, subject to shareholder, depositor and regulatory approvals. Keefe Bruyette & Woods will manage the subscription and community offerings and will serve as the sole book-running manager for the offering.  Sterne Agee & Leach will serve as co-manager for the syndicated offering.

Net interest income for the third quarter increased 38% to $5,106,000 from $3,706,000 in the same quarter last year, primarily reflecting a higher level of interest-earning assets as lower yields on interest-earning assets were offset by reduced rates on interest-bearing liabilities.  The Company's net interest margin declined 18 basis points to 3.50% in the third quarter of 2010 from 3.68% in the year-earlier period due primarily to lower loan yields.  On a linked-quarter basis, net interest margin decreased five basis points to 3.50% in the third quarter from 3.55% in the second quarter of 2010.  Net interest income for the first nine months of 2010 increased 33% to $14,211,000 from $10,687,000 for the year-earlier period, again reflecting the impact of a higher level of interest-earning assets.  The Company's net interest margin was 3.57% for the first nine months of 2010, reflecting an increase of 16 basis points from 3.41% in the comparable period last year.

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HBOS Reports Third Quarter 2010 Results

November 10, 2010

Total nonperforming loans and nonperforming assets were $12,199,000 and $14,986,000, respectively, at September 30, 2010, up from $7,514,000 and $10,533,000, respectively, at June 30, 2010, but only slightly changed from $12,990,000 and $13,888,000, respectively, at September 30, 2009.  Although nonperforming loans to total loans increased during the third quarter versus the second quarter of 2010, rising to 2.95% as of September 30, 2010, versus 1.93% at June 30, 2010, the relative amount of nonperforming loans declined significantly from 4.34% at September 30, 2009, primarily due to the growth in the loan portfolio from acquisition activity and internal growth.  The increase in nonperforming loans during the quarter was primarily due to the addition of one relationship totaling $4.0 million.  This loan is secured by various residential rental properties located in Southwest Georgia, and has been on the Bank's watch list since the first quarter of 2010 due to deteriorating cash flow.  The Bank expects to restructure this loan during the fourth quarter, and believes it is adequately reserved at this time.  Additionally, the Company has continued to reduce its exposure to acquisition, construction and development loans, with those declining to only 7% of its core portfolio at September 30, 2010, from 11% at the end of the third quarter of 2009.  Net charge-offs to average outstanding loans in the total portfolio, on an annualized basis, were 0.45% for the third quarter of 2010 versus 0.48% for the second quarter of 2010 and 0.29% in the year-earlier period.  Management believes that nonperforming assets and net charge-offs will likely remain at elevated levels, at least in the near term, because of the continued weakness in the economy.

On a linked-quarter basis, the Company increased its provision for loan losses to $950,000 for the third quarter of 2010 from $650,000 in the second quarter of 2010 due primarily to the increase in nonperforming loans during the third quarter.  However, the provision was down considerably from the $2,500,000 in the year-earlier quarter, primarily as a result of the significant decline in the relative amount of nonperforming loans versus total loans in the third quarter of 2010 compared with the year-earlier quarter.  For the first nine months of 2010, the provision for loan losses was $2,100,000 versus $3,800,000 in the first nine months of 2009.  At September 30, 2010, the allowance for loan losses represented 1.58% of total loans outstanding versus 1.55% of total loans outstanding at June 30, 2010, and 2.68% of total loans outstanding at September 30, 2009.

Noninterest income increased 10% to $2,478,000 for the third quarter of 2010 from $2,244,000 in the year-earlier quarter, primarily reflecting increases in service charges, fees and commissions as well as mortgage origination fees, in part related to the Company's acquisition of eight branch offices during the past year.  These increases were partially offset by a reduction in gains on sale of securities.  Noninterest income for the first nine months of 2010 increased 5% to $6,245,000 from $5,928,000 in the year-earlier period, reflecting similar trends.

Noninterest expense for the third quarter of 2010 increased 75% to $7,779,000 from $4,450,000 in the third quarter of 2009 and primarily reflected the addition of personnel and occupancy expenses associated with eight branch offices acquired during the past year, as well as those related to the opening of a de novo branch in Valdosta.  In addition, the previously mentioned $1,000,000 impairment, as well as acquisition related data processing conversion expenses of $257,000, added to noninterest expense for the quarter.  Noninterest expense for the nine months ended September 30, 2010, rose 39% to $18,508,000 compared with $13,307,000 for the year-earlier period.  The Company's efficiency ratio was 102.57% and 90.48%, respectively, for the third quarter and nine months ended September 30, 2010, versus 74.79% and 80.09%, respectively, in the year-earlier period.

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HBOS Reports Third Quarter 2010 Results

November 10, 2010

The Company's total assets at September 30, 2010, increased 45% to $683,324,000 from $470,458,000 at September 30, 2009.  Gross loans were $413,980,000 at September 30, 2010, up 38% from $299,296,000 in the year-earlier quarter.  Deposits rose 66% to $535,392,000 at September 30, 2010, from $322,311,000 at September 30, 2009.  Total shareholders' equity was $63,085,000 at September 30, 2010, versus $62,823,000 at the end of the third quarter of 2009.

Heritage Financial Group is the mid-tier holding company for HeritageBank of the South, a community-oriented bank serving primarily South Georgia and North Central Florida through 16 full-service banking offices.  As of September 30, 2010, the Company reported total assets of approximately $683 million and total stockholders' equity of approximately $63 million.  For more information about the Company, visit HeritageBank of the South on the Web at www.eheritagebank.com and see Investor Relations under About Us.

Heritage, MHC, a mutual holding company formed in 2002, holds approximately 76% of the shares of Heritage Financial Group.  The remaining 24% of Heritage Financial Group's shares are held by public stockholders.

Except for historical information contained herein, the matters included in this news release and other information in the Company's filings with the Securities and Exchange Commission may contain certain "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and include this statement for purposes of these safe harbor provisions.  Further information concerning the Company and its business, including additional factors that could materially affect our financial results, is included in our other filings with the SEC.

A registration statement relating to the securities being offered in the second-step offering of the Company has been filed with the SEC.  This news release is not an offer to sell or the solicitation of an offer to buy common stock, which is made only pursuant to a prospectus, nor shall there be any sale of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state.

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HBOS Reports Third Quarter 2010 Results

November 10, 2010

HERITAGE FINANCIAL GROUP
Unaudited Reconciliation of Net Income to Adjusted Net Income
(In thousands, except per share amounts)

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net income (loss) as reported	$(443)	$(467)	$484	$82
Impairment of intangible asset (Florida bank charter), net of tax	709	--	709	--
Adjusted earnings	$266	$(467)	$1,193	$82

Diluted earnings per share	$(0.04)	$(0.05)	$0.05	$0.01
Impairment of intangible asset (Florida bank charter), net of tax	0.07	--	0.07	--
Adjusted earnings per diluted share	$0.03	$(0.05)	$0.12	$0.01

Net Income and Diluted Earnings Per Share are presented in accordance with Generally Accepted Accounting Principles (GAAP).  Adjusted Net Income and Adjusted Diluted Earnings Per Share are non-GAAP financial measures.  The Company believes that these non-GAAP measures aid in understanding and comparing current-year and prior-year results, both of which include unusual items of different natures.  These non-GAAP measures should be viewed in addition to, and not as a substitute for, the Company’s reported results.

Reconciliation of Shareholders' Equity and Total Assets to Tangible Common Equity
and Tangible Assets, Including Calculation of Tangible Common Equity Ratio (Unaudited)
(Dollars in thousands)

	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2009
Total shareholders' equity	$63,085	$60,817	$62,823
Less intangible assets	1,489	1,571	1,000
Tangible common equity	$61,596	$59,246	$61,823
Total assets	$683,324	$571,948	$470,458
Less intangible assets	1,489	1,571	1,000
Tangible assets	$681,835	$570,377	$469,458
Total shareholders' equity to total assets	9.2%	10.6%	13.4%
Tangible common equity to tangible assets	9.0%	10.4%	13.2%

Total Shareholders' Equity and Total Assets are presented in accordance with Generally Accepted Accounting Principles (GAAP).  Tangible Common Equity and Tangible Assets are non-GAAP financial measures.  The Company provides these balances and resulting Tangible Common Equity Ratio, in addition to those defined by banking regulators, because of its widespread use by investors as a means to evaluate capital adequacy.

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HBOS Reports Third Quarter 2010 Results

November 10, 2010

Unaudited Financial Highlights
(In thousands, except per share amounts)

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Interest income	$7,396	$5,685	$20,699	$17,566
Interest expense	2,290	1,979	6,488	6,879
Net interest income	5,106	3,706	14,211	10,687
Provision for loan losses	950	2,500	2,100	3,800
Net interest income after provision for loan losses	4,156	1,206	12,111	6,887
Noninterest income	2,478	2,244	6,245	5,928
Noninterest expense	7,779	4,450	18,508	13,307
Income before income taxes	(1,145)	(1,000)	(152)	(492)
Income tax (benefit) expense	(702)	(533)	(636)	(574)
Net income	$(443)	$(467)	$484	$82
Net income per share:
Basic	$(0.04)	$(0.05)	$0.05	$0.01
Diluted	$(0.04)	$(0.05)	$0.05	$0.01
Weighted average shares outstanding:
Basic	10,139	10,072	10,073	10,046
Diluted	10,141	10,072	10,075	10,046
Dividends declared per share	$0.09	$0.08	$0.27	$0.24

	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2009
Total assets	$683,324	$571,948	$470,458
Cash and cash equivalents	33,275	14,922	12,680
Interest-bearing deposits in banks	10,579	43,236	5,075
Securities available for sale	161,798	120,527	101,338
Loans	413,980	334,139	299,296
Allowance for loan losses	6,534	6,060	8,028
Total deposits	535,392	426,607	322,311
Federal Home Loan Bank advances	42,500	42,500	42,500
Shareholders' equity	63,085	60,817	62,823

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Heritage Financial Group
Third Quarter 2010 Earnings Release Supplement
(Dollars in thousands)

	Third Quarter Ended		For the nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Income Statement Data
Interest income
Loans	$6,142	$4,600	$17,225	$13,722
Securities - taxable	1,006	781	2,572	2,921
Securities - nontaxable	212	296	749	882
Federal funds sold	11	7	38	40
Interest bearing deposits in banks	25	1	115	1
Total interest income	7,396	5,685	20,699	17,566
Interest expense
Deposits	1,631	1,479	4,668	5,050
Other borrowings	659	500	1,820	1,829
Total interest expense	2,290	1,979	6,488	6,879
Net interest income	5,106	3,706	14,211	10,687
Provision for loan losses	950	2,500	2,100	3,800
Net interest income after provision for loan losses	4,156	1,206	12,111	6,887
Non-interest income
Service charges on deposit accounts	1,112	951	2,918	2,595
Other service charges, fees & commissions	643	338	1,511	1,061
Brokerage fees	253	252	733	662
Mortgage origination fees	227	66	337	275
Bank owned life insurance	153	155	459	465
Gain (loss) on sale of securities	71	469	230	836
Impairment loss on securities	-	-	-	-
Other	19	13	57	34
Total non-interest income	2,478	2,244	6,245	5,928
Non-interest expense
Salaries and employee benefits	3,446	2,296	8,985	6,720
Equipment	304	221	810	760
Occupancy	424	312	1,059	901
Advertising & marketing	166	147	410	345
Legal & accounting	112	118	440	391
Consulting & other professional fees	71	70	208	222
Director fees & retirement	142	155	419	461
Telecommunications	132	53	304	169
Supplies	98	46	251	131
Data processing fees	604	431	1,596	1,145
(Gain) loss on sale and write-downs
of other real estate owned	-	80	(343)	384
Foreclosed asset expenses	181	78	779	172
FDIC insurance and other regulatory fees	283	136	682	501
Impairment loss on intangible assets	1,000	-	1,000	-
Other operating	816	307	1,908	1,005
Total non-interest expense	7,779	4,450	18,508	13,307
Income before taxes	(1,145)	(1,000)	(152)	(492)
Applicable income tax (benefit)	(702)	(533)	(636)	(574)
Net income	$(443)	$(467)	$484	$82

Weighted average shares - basic	10,139	10,072	10,073	10,046
Weighted average shares - diluted	10,141	10,072	10,075	10,046

Basic earnings per share	$(0.04)	$(0.05)	$0.05	$0.01
Diluted earnings per share	(0.04)	(0.05)	0.05	0.01
Cash dividend declared per share	0.09	0.08	0.27	0.24

Heritage Financial Group
Third Quarter 2010 Earnings Release Supplement
(Dollars in thousands)

	For the nine months ended
	September 30,
	2010	2009
Balance Sheet Data (at period end)
Total loans	$413,980	$299,296
Allowance for loan losses	6,534	8,028
Intangible assets	1,489	1,000
Total assets	683,324	470,458
Non-interest bearing deposits	48,014	18,811
Interest bearing deposits	487,378	303,500
Federal home loan bank advances	42,500	42,500
Federal funds purchased and securities sold under agreement to repurchase	35,092	35,211
Stockholders' equity	63,085	62,823

Total shares outstanding	11,454	11,452
Less treasury shares	1,056	1,042
Net shares outstanding	10,398	10,410

Shares held by Heritage, MHC	7,869	7,869
Unearned ESOP shares	209	253

Book value per share	$6.19	$6.19
Tangible book value per share (non-GAAP)	6.05	6.09
Market value per share	8.42	8.28

	Third Quarter Ended		For the nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Average Balance Sheet Data
Average interest bearing deposits in banks	$19,003	$751	$31,130	$585
Average federal funds sold	17,320	11,746	19,569	20,934
Average investment securities	158,781	109,338	129,841	117,980
Average loans	397,421	296,800	366,091	297,289
Average mortgage loans held for sale	595	-	209	-
Average earning assets	593,120	418,635	546,840	436,788
Average assets	676,789	471,517	621,386	490,066
Average noninterest bearing deposits	48,258	21,212	38,724	20,097
Average interest bearing deposits	480,785	302,408	435,600	309,411
Average total deposits	529,043	323,620	474,324	329,508
Average federal funds purchased and securities sold under agreement to repurchase	34,607	35,903	33,718	42,208
Average Federal Home Loan Bank advances	42,500	42,500	42,500	48,833
Average interest bearing liabilities	557,892	380,811	511,818	400,452
Average stockholders' equity	62,983	62,975	62,126	63,089

Performance Ratios
Annualized return on average assets	-0.26%	-0.40%	0.10%	0.02%
Annualized return on average equity	-2.81%	-2.97%	1.04%	0.17%
Net interest margin	3.50%	3.68%	3.57%	3.41%
Net interest spread	3.40%	3.49%	3.46%	3.22%
Efficiency ratio	102.57%	74.79%	90.48%	80.09%

Capital Ratios
Average stockholders' equity to average assets	9.31%	13.36%	10.00%	12.87%
Tangible equity to tangible assets (non-GAAP)	9.03%	13.17%	9.03%	13.17%
Tier 1 leverage ratio	8.7%	13.2%	8.7%	13.2%
Tier 1 risk-based capital ratio	13.3%	18.0%	13.3%	18.0%
Total risk-based capital ratio	14.5%	19.3%	14.5%	19.3%

Other Information
Full-time equivalent employees	206	117	206	117
Number of full-service offices	16	8	16	8

Heritage Financial Group
Third Quarter 2010 Earnings Release Supplement
(Dollars in thousands)

	Five Quarter Comparison
	9/30/09	12/31/09	3/31/10	6/30/10	9/30/10
Income Statement Data
Interest income
Loans	$4,600	$4,834	$5,320	$5,763	$6,142
Securities - taxable	781	682	776	790	1,006
Securities - nontaxable	296	292	298	239	212
Federal funds sold	7	14	9	18	11
Interest bearing deposits in banks	1	13	44	45	25
Total interest income	5,685	5,835	6,447	6,855	7,396
Interest expense
Deposits	1,479	1,422	1,524	1,512	1,631
Other borrowings	500	492	513	647	659
Total interest expense	1,979	1,914	2,037	2,159	2,290
Net interest income	3,706	3,921	4,410	4,696	5,106
Provision for loan losses	2,500	3,700	500	650	950
Net interest income after provision for loan losses	1,206	221	3,910	4,046	4,156
Non-interest income
Service charges on deposit accounts	951	950	824	982	1,112
Other service charges, fees & commissions	338	345	403	466	643
Brokerage fees	252	252	222	257	253
Mortgage origination fees	66	68	38	71	227
Bank owned life insurance	155	156	152	154	153
Gain (loss) on sale of securities	470	73	152	8	71
Impairment loss on securities	-	-	-	-	-
Other	12	15	21	17	19
Total non-interest income	2,244	1,859	1,812	1,955	2,478
Non-interest expense
Salaries and employee benefits	2,296	2,177	2,565	2,974	3,446
Equipment	221	225	255	252	304
Occupancy	312	297	306	329	424
Advertising & marketing	147	94	120	124	166
Legal & accounting	118	102	149	179	112
Consulting & other professional fees	70	74	71	66	71
Director fees & retirement	155	92	139	139	142
Telecommunications	53	70	69	103	132
Supplies	46	47	58	96	98
Data processing fees	431	461	481	511	604
(Gain) loss on sale and write-downs of other real estate owned	80	38	(231)	(112)	-
Foreclosed asset expenses	78	86	171	427	181
FDIC insurance and other regulatory fees	136	371	170	228	283
Impairment loss on premises held for sale	-	502	-	-	1,000
Other operating	307	328	382	710	816
Total non-interest expense	4,450	4,964	4,705	6,026	7,779
Income (loss) before taxes	(1,000)	(2,884)	1,017	(25)	(1,145)
Applicable income tax (benefit)	(533)	(1,148)	219	(153)	(702)
Net income (loss)	$(467)	$(1,736)	$798	$128	$(443)

Weighted average shares - basic	10,072	10,053	10,081	10,110	10,139
Weighted average shares - diluted	10,072	10,053	10,081	10,112	10,141

Basic earnings (loss) per share	$(0.05)	$(0.17)	$0.08	$0.01	$(0.04)
Diluted earnings (loss) per share	(0.05)	(0.17)	0.08	0.01	(0.04)
Cash dividend declared per share	0.08	0.08	0.09	0.09	0.09

Heritage Financial Group
Third Quarter 2010 Earnings Release Supplement
(Dollars in thousands)

	Five Quarter Comparison
	9/30/09	12/31/09	3/31/10	6/30/10	9/30/10
Balance Sheet Data (at period end)
Total loans	$299,296	$334,138	$342,495	$388,737	$413,980
Allowance for loan losses	8,028	6,060	5,816	6,027	6,534
Intangible assets	1,000	1,571	1,540	2,604	1,489
Total assets	470,458	571,948	574,363	661,876	683,324
Non-interest bearing deposits	18,811	28,882	28,375	46,221	48,014
Interest bearing deposits	303,500	397,724	400,028	469,491	487,378
Federal home loan bank advances	42,500	42,500	42,500	42,500	42,500
Federal funds purchased and securities sold under agreement to repurchase	35,211	32,843	32,778	33,954	35,092
Stockholders' equity	62,823	60,817	61,615	62,359	63,085

Total shares outstanding	11,452	11,454	11,454	11,454	11,454
Less treasury shares	1,042	1,055	1,055	1,056	1,056
Net shares outstanding	10,410	10,399	10,399	10,398	10,398

Shares held by Heritage, MHC	7,869	7,869	7,869	7,869	7,869
Unearned ESOP shares	253	242	231	220	209

Book value per share	$6.19	$5.99	$6.06	$6.13	$6.19
Tangible book value per share (non-GAAP)	6.09	5.83	5.91	5.87	6.05
Market value per share	8.28	7.25	12.08	10.82	8.42

	Five Quarter Comparison
	9/30/09	12/31/09	3/31/10	6/30/10	9/30/10
Average Balance Sheet Data
Average interest bearing deposits in banks	$751	$5,954	$33,419	$37,193	$31,130
Average federal funds sold	11,746	21,607	14,002	20,693	19,569
Average investment securities	109,338	103,410	117,578	115,370	129,841
Average loans	296,800	305,694	336,801	350,438	366,091
Average earning assets	418,635	436,665	501,800	523,694	546,631
Average assets	471,517	494,889	569,898	593,696	621,386
Average noninterest bearing deposits	21,212	23,208	29,171	33,957	38,724
Average interest bearing deposits	302,408	325,547	395,033	413,008	435,600
Average total deposits	323,620	348,755	424,204	446,965	474,324

Average federal funds purchased and securities sold under agreement to repurchase	35,903	33,827	33,048	33,273	33,718
Average Federal Home Loan Bank advances	42,500	42,572	42,500	42,500	42,500
Average interest bearing liabilities	380,811	401,946	470,581	488,781	511,818
Average stockholders' equity	62,975	63,067	61,145	61,699	62,126

Performance Ratios
Annualized return on average assets	-0.40%	-1.40%	0.56%	0.62%	-0.29%
Annualized return on average equity	-2.97%	-7.28%	5.22%	6.00%	-2.85%
Net interest margin	3.68%	3.72%	3.68%	3.61%	3.57%
Net interest spread	3.49%	3.57%	3.57%	3.50%	3.46%
Efficiency ratio	74.79%	85.88%	75.62%	83.36%	102.57%

Capital Ratios
Average stockholders' equity to average assets	13.4%	12.7%	10.7%	10.4%	10.0%
Tangible equity to tangible assets (non-GAAP)	13.2%	10.4%	10.5%	9.2%	9.0%
Tier 1 leverage ratio	13.2%	11.2%	9.3%	9.3%	8.7%
Tier 1 risk-based capital ratio	18.0%	14.2%	14.0%	14.0%	13.3%
Total risk-based capital ratio	19.3%	15.5%	15.3%	15.3%	14.5%

Other Information
Full-time equivalent employees	117	134	139	194	206
Number of full-service offices	8	10	10	16	16

Heritage Financial Group
Third Quarter 2010 Earnings Release Supplement
(Dollars in thousands)

	Third Quarter Ended		For the nine months ended
Total Portfolio	September 30,		September 30,
	2010	2009	2010	2009
Loans by Type
Construction and land loans	$25,636	$31,585	$25,636	$31,585
Farmland loans	21,689	7,101	21,689	7,101
Permanent 1 - 4	129,188	75,182	129,188	75,182
Permanent 1 - 4 - junior liens and revolving	27,352	23,556	27,352	23,556
Multifamily	13,754	10,899	13,754	10,899
Nonresidential	112,257	67,771	112,257	67,771
Commercial business loans	51,343	44,778	51,343	44,778
Consumer and other loans	33,244	38,424	33,244	38,424
Fair market value adjustments	(483)	0	(483)	0
	413,980	299,296	413,980	299,296

Asset Quality Data
Allowance for loan losses to total loans	1.58%	2.68%	1.58%	2.68%
Allowance for loan losses to average loans	1.64%	2.70%	1.78%	2.70%
Allowance for loan losses to non-performing loans	53.56%	61.80%	53.56%	61.80%
Accruing past due loans	$899	$1,277	$899	$1,277
Nonaccrual loans	12,199	12,990	12,199	12,990
Loans - 90 days past due & still accruing	-	-	-	-
Total non-performing loans	12,199	12,990	12,199	12,990
OREO and repossessed assets	2,787	898	2,787	898
Total non-performing assets	14,986	13,888	14,986	13,888
Non-performing loans to total loans	2.95%	2.66%	2.95%	4.34%
Non-performing assets to total assets	2.19%	1.63%	2.19%	2.95%
Net charge-offs to average loans (annualized)	0.45%	0.29%	0.59%	0.32%
Net charge-offs	$443	$219	$1,626	$723

	Five Quarter Comparison
	9/30/09	12/31/09	3/31/10	6/30/10	9/30/10
Loans by Type
Construction and land loans	$31,585	$31,474	$24,193	$25,427	$25,636
Farmland loans	7,101	16,387	20,403	22,409	21,689
Permanent 1 - 4	75,182	86,511	92,241	115,372	129,188
Permanent 1 - 4 - junior liens and revolving	23,556	25,930	25,395	28,163	27,352
Multifamily	10,899	12,257	10,254	12,684	13,754
Nonresidential	67,771	81,046	88,476	104,469	112,257
Commercial business loans	44,778	48,578	47,081	47,876	51,343
Consumer and other loans	38,424	39,183	35,397	34,911	33,244
Fair market value adjustments	-	(7,228)	(945)	(2,574)	(483)
	299,296	334,138	342,495	388,737	413,980

Asset Quality Data
Allowance for loan losses to total loans	2.68%	1.81%	1.70%	1.55%	1.58%
Allowance for loan losses to average loans	2.70%	1.98%	1.73%	1.66%	1.64%
Allowance for loan losses to non-performing loans	61.80%	71.61%	89.23%	80.21%	53.56%
Accruing past due loans	$1,277	$3,247	$1,810	$2,498	$899
Nonaccrual loans	12,990	8,463	6,518	7,514	12,199
Loans - 90 days past due & still accruing	-	-	-	-	-
Total non-performing loans	12,990	8,463	6,518	7,514	12,199
OREO and repossessed assets	898	1,795	3,567	3,019	2,787
Total non-performing assets	13,888	10,258	10,085	10,533	14,986
Non-performing loans to total loans	4.34%	2.53%	1.90%	1.93%	2.95%
Non-performing assets to total assets	2.95%	1.79%	1.76%	1.59%	2.19%
Net charge-offs to average loans (annualized)	0.29%	7.42%	0.88%	0.48%	0.45%
Net charge-offs	$219	$5,667	$744	$439	$443

Heritage Financial Group
Third Quarter 2010 Earnings Release Supplement
(Dollars in thousands)

	Third Quarter Ended		For the nine months ended
Core Portfolio	September 30,		September 30,
	2010	2009	2010	2009
Loans by Type
Construction and land loans	$23,257	$31,585	$23,257	$31,585
Farmland loans	13,421	7,101	13,421	7,101
Permanent 1 - 4	96,709	75,182	96,709	75,182
Permanent 1 - 4 - junior liens and revolving	21,191	23,556	21,191	23,556
Multifamily	10,845	10,899	10,845	10,899
Nonresidential	95,854	67,771	95,854	67,771
Commercial business loans	42,377	44,778	42,377	44,778
Consumer and other loans	26,397	38,424	26,397	38,424
Fair market value adjustments	-	-	-	-
	$330,051	$299,296	$330,051	$299,296

Asset Quality Data

Accruing past due loans	$641	$1,277	$641	$1,277
Nonaccrual loans	10,854	12,990	10,854	12,990
Loans - 90 days past due & still accruing	-	-	-	-
Total non-performing loans	10,854	12,990	10,854	12,990
OREO and repossessed assets	2,551	898	2,551	898
Total non-performing assets	13,405	13,888	13,405	13,888
Non-performing loans to total loans	3.29%	4.34%	3.29%	4.34%

Net charge-offs	$443	$219	$1,626	$723

	Five Quarter Comparison
	9/30/09	12/31/09	3/31/10	6/30/10	9/30/10
Loans by Type
Construction and land loans	$31,762	$28,002	$22,021	$22,030	$23,257
Farmland loans	7,101	9,013	12,955	13,039	13,421
Permanent 1 - 4	75,182	81,255	87,552	89,888	96,709
Permanent 1 - 4 - junior liens and revolving	23,556	17,313	17,055	16,915	21,191
Multifamily	10,899	11,650	9,779	9,896	10,845
Nonresidential	67,771	71,013	80,887	80,436	95,854
Commercial business loans	44,778	45,785	44,440	42,903	42,377
Consumer and other loans	38,424	34,981	31,663	29,611	26,397
Fair market value adjustments	-	-	-	-	-
	299,473	299,012	306,352	304,718	330,051

Asset Quality Data

Accruing past due loans	$1,277	$1,826	$1,300	$369	$641
Nonaccrual loans	12,990	7,237	6,441	7,450	10,854
Loans - 90 days past due & still accruing	-	-	-	-	-
Total non-performing loans	12,990	7,237	6,441	7,450	10,854
OREO and repossessed assets	898	1,190	3,253	2,782	2,551
Total non-performing assets	13,888	8,427	9,694	10,232	13,405
Non-performing loans to total loans, excluding purchased loans	4.34%	2.42%	2.10%	2.44%	3.29%

Net charge-offs	$219	$5,667	$744	$439	$443

Heritage Financial Group
Third Quarter 2010 Earnings Release Supplement
(Dollars in thousands)

	Third Quarter Ended		For the nine months ended
Purchased	September 30,		September 30,
	2010	2009	2010	2009
Loans by Type
Construction and land loans	$2,379	$-	$2,379	$-
Farmland loans	8,268	-	8,268	-
Permanent 1 - 4	32,479	-	32,479	-
Permanent 1 - 4 - junior liens and revolving	6,161	-	6,161	-
Multifamily	2,909	-	2,909	-
Nonresidential	16,403	-	16,403	-
Commercial business loans	8,966	-	8,966	-
Consumer and other loans	6,847	-	6,847	-
Fair market value adjustments	(483)	-	(483)	-
	83,929	-	83,929	-

Asset Quality Data

Accruing past due loans	$258	$-	$258	$-
Nonaccrual loans	1,345	-	1,345	-
Loans - 90 days past due & still accruing	0	-	-	-
Total non-performing loans	1,345	-	1,345	-
OREO and repossessed assets	236	-	236	-
Total non-performing assets	1,581	-	1,581	-
Non-performing loans to total loans	1.60%	-	1.60%	-

Net charge-offs	$-	$-	$-	$-

	Five Quarter Comparison
	9/30/09	12/31/09	3/31/10	6/30/10	9/30/10
Loans by Type
Construction and land loans	$-	$3,472	$2,172	$3,397	$2,379
Farmland loans	-	7,374	7,448	9,370	8,268
Permanent 1 - 4	-	5,256	4,689	25,484	32,479
Permanent 1 - 4 - junior liens and revolving	-	8,617	8,340	11,248	6,161
Multifamily	-	607	475	2,788	2,909
Nonresidential	-	10,033	7,589	24,033	16,403
Commercial business loans	-	2,793	2,641	4,973	8,966
Consumer and other loans	-	4,202	3,734	5,300	6,847
Fair market value adjustments	-	(7,228)	(945)	(2,574)	(483)
	-	35,126	36,143	84,019	83,929

Asset Quality Data

Accruing past due loans	$-	$1,421	$510	$2,129	$258
Nonaccrual loans	-	1,226	77	64	1,345
Loans - 90 days past due & still accruing	-	0	0	0	-
Total non-performing loans	-	1,226	77	64	1,345
OREO and repossessed assets	-	605	314	237	236
Total non-performing assets	-	1,831	391	301	1,581
Non-performing loans to total purchased loans	-	3.49%	0.21%	0.08%	1.60%

Net charge-offs	-	-	-	-	-

Note:
Certain prior-period amounts have been reclassified to conform with current presentation.
For non-GAAP measures see reconciliation to closest GAAP measures contained in this press release.